FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL INFORMATION

Enersis S.A.

Registration of Securities Record No. 175

Santiago, December 20, 2010

General Management No. 181/2010

Mr.

Fernando Coloma Correa

Superintendent of Securities and Insurance

Superintendency of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago

Ref: MATERIAL INFORMATION

Dear Sir:

As provided in articles 9 and 10, subsection two, of Law 18,045, on the Securities Market, and in General Rule No. 30 of your Superintendency, and by the power conferred on me, I hereby notify you as material information, that today, December 20, 2010, Enersis S.A. has formally accepted two offers it has received for the acquisition of the entire equity stake Enersis S.A. holds directly and indirectly in COMPAÑÍA AMERICANA DE MULTISERVICIOS LIMITADA and its subsidiary companies, and in SYNAPSIS SOLUCIONES Y SERVICIOS LIMITADA and its subsidiaries, respectively.

Enersis S.A. directly holds an interest of 99.96% in COMPAÑÍA AMERICANA DE MULTISERVICIOS LIMITADA, an indirectly holds an interest of 0.04%, which is held by its subsidiary company CHILECTRA S.A. Additionally, Enersis S.A. directly holds an interest of 99.99% in SYNAPSIS SOLUCIONES Y SERVICIOS IT LIMITADA, and indirectly holds an interest of 0.01% through its subsidiary company CHILECTRA S.A.

The offer for acquiring the equity stock that Enersis S.A. directly and indirectly holds in COMPAÑÍA AMERICANA DE MULTISERVICIOS LIMITADA and its subsidiary companies was made by Graña y Montero S.A.A., a Peruvian company, and the amount offered was US$ 20 million, which will be paid at an adjusted price upon the closure of the acquisition deal. Enersis S.A. and its subsidiary company CHILECTRA S.A., have proceeded to accept the offer, and consequently, during the month of January 2011, they will subscribe the relevant purchase agreement.

The offer for acquiring the equity stock that Enersis S.A. directly and indirectly holds in SYNAPSIS SOLUCIONES Y SERVICIOS IT LIMITADA and its subsidiary companies was made by American-based company Riverwood Capital L.P., and the price offered was US$ 52 million, which will be paid upon the closure of the acquisition deal. Enersis S.A. and its subsidiary company CHILECTRA S.A., have proceeded to accept the offer, and consequently, during the month of December 2010, they will subscribe the relevant purchase agreement.

The criteria taken into account for awarding the sales included the fact that the candidate companies would guarantee excellence in the continuity of the services provided by CAM and Synapsis, as well as care for their employees.

The estimated impact of both operations on Enersis S.A.’s financial statements as of December 31, 2010, will be the acknowledgement of a loss, net of income tax, for approximately US$ 40 million.

Yours sincerely,

[Signature]

Massimo Tambosco

Deputy General Manager

Enersis S.A.

c.c.         Santiago Stock Exchange

                Chilean Electronic Stock Exchange

                Valparaíso Stock Brokerage Exchange

                Banco Santander Santiago – Representative of Bondholders

                Central Securities Deposit

                Risk Rating Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: December 21, 2010